

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Keith Marchiando
Chief Financial Officer
Zivo Bioscience, Inc.
2804 Orchard Lake Rd., Suite 202
Keego Harbor, MI 48320

> **Re: Zivo Bioscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 26, 2021**
> **File No. 333-259082**

Dear Mr. Marchiando:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Gregory Herbers at 202-551-8028 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing

cc: Donald J. Kunz